Exhibit 99.10

SPECIALIZED TERM APPRECIATION RETENTION SALE (STARS)
EQUITY FINANCIAL PRODUCTS GROUP

March 22, 2006

From:

Bank of America, N.A.

c/o Banc of America Securities LLC

9 West 57th Street, 40th Floor

New York, NY 10019

Attention: Legal Department

Telephone: 212-583-8373

Facsimile: 212-230-8610

To:

RH Financial Corporation

800 Market Street, Suite 2900

St. Louis, MO 63101

Attention: Charles G. Huber, Jr.

Telephone: 314-877-7099

Dear Sir or Madam:

The purpose of this letter agreement (this “Confirmation”) is to set forth the terms and conditions for STARS transactions (the “Transactions” and each a “Transaction”) entered into between Bank of America, N.A. (“Party A”) and RH Financial Corporation (“Party B”) on the Trade Date (as defined below) for each Transaction. Additional terms of each Transaction subject to this Confirmation shall be set forth in a supplemental written confirmation substantially in the form of Annex A hereto (for any Transaction, a “Supplemental Confirmation”). This Confirmation and each Supplemental Confirmation together constitute a “Confirmation” as referred to in the Agreement specified below.

The definitions and provisions contained in the 1996 ISDA Equity Derivatives Definitions (the “Equity Definitions”) as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and the Agreement, on the one hand, and this Confirmation, on the other hand, this Confirmation shall govern. In the event of any inconsistency between the Equity Definitions, this Confirmation and the Agreement, on the one hand, and a Supplemental Confirmation, on the other hand, the Supplemental Confirmation will govern. This Confirmation and a Supplemental Confirmation evidences a complete binding agreement between Party A and Party B as to the terms of the Transactions to which this Confirmation and such Supplemental Confirmation relates. For purposes of the Equity Definitions, each Transaction will be deemed to be a Share Option Transaction. With respect to a Transaction, capitalized terms used herein that are not otherwise defined shall have the meaning assigned to them in the Supplemental Confirmation relating to such Transaction.

Each party is hereby advised, and each such party acknowledges, that the other party has engaged in, or refrained from engaging in, substantial financial transactions and has taken other material actions in reliance upon the parties’ entry into the Transactions to which this Confirmation and each Supplemental Confirmation relates on the terms and conditions set forth below.

In lieu of negotiating an ISDA Master Agreement and Schedule, Party A and Party B hereby agree that an agreement in the form of the ISDA Master Agreement (Multicurrency–Cross Border) (the “ISDA Form”) as published by ISDA in 1992, without any Schedule attached thereto, but containing all elections, modifications and amendments to the ISDA Form contained herein (as so supplemented, the “Agreement”), shall be deemed to have been executed by both of us on the Trade Date of the first Transaction between us. This Confirmation, each Supplemental Confirmation and the Transaction to which each Supplemental Confirmation relates, as well as any other Transaction between us (unless otherwise specified in the Confirmation with respect to such other Transaction) shall supplement, form a part of, and be subject to, such Agreement. All provisions contained in, or incorporated by reference to, the Agreement shall govern the Transactions referenced in this Confirmation, as well as all other Transactions between the parties hereafter entered into, except as expressly modified herein or therein. In case of any inconsistency between the provisions of the Agreement and this Confirmation, this Confirmation (including any amendments hereto) shall prevail for the purpose of the Transactions to which it relates. This Confirmation, if it relates to the first Transaction between us, constitutes both an Agreement and a Confirmation thereunder.

If Party A and Party B subsequently negotiate an ISDA Master Agreement and Schedule, the Transactions shall be governed thereby only to the extent expressly so agreed by the parties at such time, and in such case, such agreement shall become the “Agreement.” In such event, in case of any inconsistency between the provisions of such Agreement and this Confirmation, this Confirmation (including any amendments hereto) shall prevail for the purpose of the Transactions.

1.             At any time and from time to time during the period beginning on the date hereof (the “Commencement Date”) and ending on 2 months from the date hereof (the “Plan Effectiveness Period”), Party A (or an affiliate of Party A) shall establish Party A’s initial hedge (“Party A’s Initial Hedge”) of the price and market risk under one or more Transactions hereunder, referred to herein as Transaction A and Transaction B in accordance with the plan or instruction set forth in Annex B hereto (the “Hedge Execution Plan”). The sum of the Base Amounts for the Transactions hereunder shall not exceed 1,970,100 Shares (the “Maximum Base Amount”). For each Transaction, Party A shall determine the Base Amount, the Initial Price, the Floor Price, the Cap Price, the Maturity Date, the Payment Date and the Purchase Price for such Transaction in the manner set forth below based on Party A’s Initial Hedge of such Transaction, and shall deliver the Supplemental Confirmation for such Transaction to Party B. Party A’s Initial Hedge for the Transactions shall be established by selling Shares in transactions conforming to the manner-of-sale conditions described in Rule 144 (f) and (g) under the Securities Act of 1933, as amended, using principles of best execution. For the avoidance of doubt, in the event that the Aggregate Base Amount (as defined below) is equal to or less than 985,050 Shares during the Plan Effectiveness Period, there shall only be one Transaction hereunder referred to herein as Transaction A.

Party B acknowledges that, upon effectiveness of this Confirmation, Party A is and will be authorized to execute hedging transactions on Party B’s behalf in accordance with the Hedge Execution Plan, and that such hedging transactions shall be executed in reliance on this Confirmation.

For each Transaction to which a Supplemental Confirmation relates, the following terms shall be applicable:

General Terms:

Trade Date:

As specified in the Supplemental Confirmation for any Transaction, the date of completion of Party A’s Initial Hedge of such Transaction. For the avoidance of doubt, the Trade Date for Transaction A and Transaction B shall be identical.

Buyer:	Party A
Seller:	Party B
Maturity Date:	With respect to Transaction A, as specified in the Supplemental Confirmation for such Transaction, *** for such Transaction.

With respect to Transaction B, as specified in the Supplemental Confirmation for such Transaction, *** for such Transaction.

Base Amount:

With respect to each Transaction and each Maturity Date for such Transaction, the amount specified as such in the Supplemental Confirmation for such Transaction. The sum of the Base Amounts for Transaction A and Transaction B shall be equal to the aggregate number of Shares to which Party A’s Initial Hedge of such Transactions relate (“Aggregate Base Amount”), provided however, (i)(x) with respect to Transaction A, the Base Amount shall not exceed 985,050 Shares and (y) with respect to Transaction B, the Base Amount shall not exceed 985,050 Shares and (ii) if the Aggregate Base Amount is less than the Maximum Base Amount at the end of the Plan Effectiveness Period, Party A shall (x) first allocate a portion of the Aggregate Base Amount to Transaction A up to a maximum of 985,050 Shares and (y) allocate any remaining portion of the Aggregate Base Amount to Transaction B. The Aggregate Base Amount for the Transactions hereunder shall not exceed the Maximum Base Amount.

Shares:	The common stock, par value $0.01 per share, of Vail Resorts, Inc. (the “Issuer”) (Exchange symbol “MTN”), or security entitlements in respect thereof.
Initial Price:

As specified in the Supplemental Confirmation for any Transaction, the volume weighted average price per share of Party A’s Initial Hedge for such Transaction. For the avoidance of doubt, the Initial Price for Transaction A and Transaction B shall be identical.

Floor Percentage:	With respect to Transaction A, ***%.

With respect to Transaction B, ***%.

[*** Indicates portions of this exhibit that have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.]

Floor Price:	As specified in the Supplemental Confirmation for any Transaction, the product of the Initial Price for such Transaction and the Floor Percentage.
Cap Percentage:	With respect to Transaction A, ***%.

With respect to Transaction B, ***%.

Cap Price:	As specified in the Supplemental Confirmation for any Transaction, the product of the Initial Price for such Transaction and the Cap Percentage.
Exchange:	New York Stock Exchange.
Related Exchange(s):	The principal exchange(s) for options contracts or futures contracts, if any, with respect to the Shares.
Postponement of Maturity Date:

If the Maturity Date for any Transaction is not an Exchange Business Day or if a Market Disruption Event occurs on the Maturity Date for any Transaction, then such Maturity Date (the “Postponed Maturity Date”) shall be postponed to a day (the “New Maturity Date”) in accordance with Section 4.2 of the Equity Definitions, as if the Postponed Maturity Date were a Valuation Date (and the corresponding Settlement Price shall be determined pursuant to Section 4.2(a) of the Equity Definitions).

Calculation Agent:

Bank of America, N.A., whose determinations and calculations pursuant to the Confirmation, any Supplemental Confirmation or the Pledge Agreement shall be made in good faith and in a commercially reasonable manner, including with respect to calculations and determinations that are made in its sole discretion. In the event the Calculation Agent makes any calculations or determinations pursuant to this Confirmation, any Supplemental Confirmation or the Pledge Agreement, the Calculation Agent shall promptly provide an explanation in reasonable detail of the basis for and determination of any determinations or calculations if requested by Party B.

Payment of Purchase Price:

Payment of Purchase Price:

For any Transaction, Party A shall pay to Party B on the Payment Date for such Transaction, by wire transfer of immediately available funds to an account designated by Party B, an amount in cash equal to the Purchase Price for such Transaction.

Payment Date:	For any Transaction, the later of (i) the date three Exchange Business Days immediately following the Trade Date for such Transaction, as set forth in the Supplemental

[*** Indicates portions of this exhibit that have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.]

Confirmation for such Transaction, and (ii) the date all of the conditions specified in Section 2 below are satisfied.

Purchase Price:

As specified in the Supplemental Confirmation for any Transaction, the product of (i) the Initial Price for such Transaction, (ii) the Base Amount for such Transaction and (iii) the Prepayment Percentage.

Prepayment Percentage:

With respect to Transaction A, 83.50%, subject to adjustment as reasonably determined in good faith by the Calculation Agent to reflect changes in, dividends and interest rates during the Plan Effectiveness Period with a goal of preserving for Party A the economic equivalent of the Transaction in light of such changes.

With respect to Transaction B, 75.40%, subject to adjustment as reasonably determined in good faith by the Calculation Agent to reflect changes in, dividends and interest rates during the Plan Effectiveness Period with a goal of preserving for Party A the economic equivalent of the Transaction in light of such changes.

Settlement Terms:

Settlement Date:

With respect to any Maturity Date for any Transaction, Settlement Date shall have the meaning set forth in Section 6.2 of the Equity Definitions, except that references to the Exercise Date in such Section 6.2 shall be deemed to be references to such Maturity Date (and such Maturity Date shall be referred to herein as the Maturity Date “corresponding to” such Settlement Date).

Settlement:

Physical (subject to Cash Settlement Option below); on the Settlement Date for any Transaction, Party B shall deliver to Party A, or an affiliate of Party A designated by Party A, the Contract Shares for such Settlement Date and deliver, by wire transfer of immediately available funds to an account designated by Party A, (i) cash in an amount equal to the value, based on the Settlement Price for such Settlement Date, of any fractional share not delivered as a result of rounding in the calculation of such Contract Shares and (ii) the Additional Cash Payment for such Transaction, if any.

Early Settlement:

With respect to any Transaction, Party B may, upon 5 Exchange Business Days written notice to Party A, elect a single Exchange Business Day as an Early Settlement Date with respect to all, but not part of the Base Amount; provided that, (i) Party B agrees that on the date that Party B delivers such notice and on the Early Settlement Date, Party

B shall be deemed to make the Representation in Section 3(a)(I)(iv) of this Confirmation as if the date was the Trade Date; (ii) the Early Settlement Date shall be a day on which Party A is reasonably satisfied that Party B would be permitted to purchase or sell Shares pursuant to any policy of the Issuer or any agreement with any person that may be applicable to Party B or Party B’s Shares; (iii) settlement following an Early Settlement Date shall be by physical settlement only; and (iv) the Calculation Agent shall make such reasonable adjustments to the valuation, exercise, settlement, payment or any other term of any Transaction, including (but not limited to) the amount deliverable by Party B in settlement after any Early Settlement, as the Calculation Agent determines in good faith appropriate in its reasonable judgment to account for the change in value of any Transaction to Party A as a result of any Early Settlement.

Early Settlement Date:

The Exchange Business Day elected by Party B pursuant to Early Settlement provided that, in the reasonable judgment of Party A, Party B satisfies the requirements set forth for Early Settlement. Notwithstanding anything else herein to the contrary, the Maturity Date with respect to any Settlement Date shall also be such Early Settlement Date.

Contract Shares:

For the Settlement Date for any Transaction, a number of Free Shares equal to the product of (i) the Base Amount for the Maturity Date corresponding to such Settlement Date and (ii) the Settlement Ratio for such Settlement Date, rounded down to the nearest whole number.

Settlement Ratio:	For the Settlement Date for any Transaction:

(i) if the Settlement Price for such Settlement Date is less than or equal to the Cap Price for such Transaction but greater than or equal to the Floor Price for such Transaction, the Floor Price for such Transaction divided by such Settlement Price;

(ii) if the Settlement Price for such Settlement Date is greater than the Cap Price for such Transaction, one (1) minus a fraction the numerator of which is the excess of the Cap Price for such Transaction over the Floor Price for such Transaction and the denominator of which is such Settlement Price; or

(iii) if the Settlement Price for such Settlement Date is less than the Floor Price for such Transaction, one (1).

The ratio expressed in clauses (i) and (ii) above shall be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 10,000th.

Settlement Price:	For the Settlement Date for any Transaction, the closing price per Share on the Exchange at the Valuation Time on the Valuation Date for such Transaction for such Settlement Date.
Valuation Time:	At the close of trading of the regular trading session on the Exchange.
Valuation Date:	For the Settlement Date for any Transaction, the Maturity Date for such Transaction corresponding to the Settlement Date.
Settlement Currency:	USD
Clearance System:	DTC
Free Shares:	Shares that are not subject to any Transfer Restrictions (other than any Permitted Restrictions) in the hands of Party A.
Transfer Restrictions:

With respect to any property (including, in the case of securities, security entitlements in respect thereof), any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such property or item of collateral or to enforce the provisions thereof or of any document related thereto, in the U.S. whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or transfer or enforcement of such property or item of collateral be consented to or approved by any person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such property or item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the issuer of, any other obligor on or any registrar or transfer agent for, such property or item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such property or item of collateral, (iv) any registration or qualification requirement or prospectus delivery requirement for such property or item of collateral pursuant to any federal or state securities law (including, without limitation, any such requirement arising under the Securities Act of 1933, as amended (the “Securities Act”)) and (v) any legend or other notification appearing on any certificate representing such property to the effect that any such condition or restriction exists; except that the required delivery of any assignment, instruction or entitlement order from Party B, pledgor, assignor or transferor of such property or item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute such a condition or restriction.

Permitted Restrictions:	None.
Additional Cash Payment:	Zero.
Failure to Deliver:	Inapplicable.
Cash Settlement Option:

Party B may, upon written notice delivered to Party A at least 5 Exchange Business Days prior to the Maturity Date for any Transaction, elect Cash Settlement for such Transaction in lieu of delivery of the Contract Shares for such Transaction on the Settlement Date; provided, however that if, in the reasonable judgment in good faith of Party A, Party B would not be able to deliver the required number of Free Shares for such Transaction as of 4:00 P.M. New York City Time on the 5th Exchange Business Day prior to the Settlement Date for such Transaction if (i) such date were a Settlement Date, (ii) Physical Settlement were applicable and (iii) the number of Contract Shares for such Transaction for such Settlement Date were the Base Amount for the Transaction, then Party A shall have the right, but not the obligation, to elect that Party B be deemed to have elected Cash Settlement for such Transaction, notwithstanding any actual or deemed election by Party B to the contrary. If Party B elects Cash Settlement for any Transaction, or is deemed to elect Cash Settlement for any Transaction, then the provisions relating to Physical Settlement shall not be applicable to such Transaction and the provisions set forth below relating to Cash Settlement shall apply to such Transaction.

Cash Settlement:

If Party B elects Cash Settlement for any Transaction, or is deemed to elect Cash Settlement for any Transaction, Party B shall pay the Preliminary Cash Settlement Amount for such Transaction, if positive, to Party A on the Preliminary Cash Settlement Date for such Transaction by wire transfer of immediately available funds to an account designated by Party A. If the Preliminary Cash Settlement Amount for such Transaction exceeds the Cash Settlement Amount for such Transaction, Party A shall pay to Party B the amount of such excess on such Settlement Date. If the Cash Settlement Amount for such Transaction exceeds the Preliminary Cash Settlement Amount for such Transaction, Party B shall pay to Party A the amount of such excess on such Settlement Date. All such payments shall be made by wire transfer of immediately available funds, if paid by Party A, to an account designated by Party B, or, if paid by Party B, to an account designated by Party A.

Preliminary Cash Settlement Date:	For any Transaction, the Exchange Business Day immediately following the Preliminary Cash Settlement Pricing Date for such Transaction.

Preliminary Cash Settlement

Pricing Date:	For any Transaction, the third scheduled Exchange Business Day immediately prior to the Maturity Date for such Transaction

Preliminary Cash Settlement

Amount:

With respect to the Settlement Date for any Transaction, 105% of the Cash Settlement Amount for such Transaction that would apply if the Maturity Date with respect to such Settlement Date were the Preliminary Cash Settlement Pricing Date for such Transaction.

Cash Settlement Amount:

With respect to the Settlement Date for any Transaction, an amount in cash equal to the product of (i) the number of Contract Shares for such Transaction for such Settlement Date and (ii) the Settlement Price for such Transaction for such Settlement Date.

Automatic Physical Settlement:

If (x) by 10:00 A.M., New York City time, on the Settlement Date for any Transaction, Party B has not otherwise effected delivery of the required Contract Shares for such Transaction for such Settlement Date or delivered the required Preliminary Cash Settlement Amount for such Transaction in lieu thereof by 5:00 P.M., New York City time, on the Preliminary Cash Settlement Date for such Transaction and (y) the collateral then held under the Pledge Agreement by or on behalf of Party A includes a number of Free Shares at least equal to the number of Contract Shares for such Transaction for such Settlement Date, then (i) Party B shall be deemed not to have elected Cash Settlement for such Transaction (notwithstanding any notice by Party B to the contrary) and (ii) the delivery of the Contract Shares for such Transaction required hereby on such Settlement Date shall be effected by delivery from the Collateral Account to Party A, or an affiliate of Party A designated by Party A, of a number of Free Shares held by or on behalf of Party A as collateral under the Pledge Agreement equal to the number of Contract Shares for such Settlement Date. For the avoidance of doubt, the parties agree that, notwithstanding the foregoing and without limiting the generality of Section 5(a) of the Agreement, if Party B elects Cash Settlement for any

Transaction or is deemed to have elected Cash Settlement for any Transaction and does not deliver the Cash Settlement Amount for such Transaction on the Settlement Date for such Transaction, Party B shall be in breach of the Agreement and this Confirmation and shall be liable to Party A for any losses incurred by Party A or any affiliate of Party A as a result of such breach, including without limitation market losses incurred in connection with any decline in the value of the Shares subsequent to the Maturity Date for such Transaction with respect to such Settlement Date.

Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Dividends:

Obligations with Respect

to Extraordinary Cash Dividends:

If there occurs an Extraordinary Cash Dividend (as defined below) with respect to any Transaction, Party B will make a cash payment to Party A, by wire transfer of immediately available funds to an account designated by Party A no later than three (3) Exchange Business Days after the date such Extraordinary Cash Dividend is received by Party B, of an amount equal to the product of the Base Amount for such Transaction as of the ex-dividend date for such Extraordinary Cash Dividend and the per Share amount of such Extraordinary Cash Dividend, as reasonably determined in good faith by the Calculation Agent. In addition, the Calculation Agent shall on the ex-dividend date for such Extraordinary Cash Dividend reduce the Cap Price and the Floor Price by the per share cash amount of such Extraordinary Cash Dividend.

Extraordinary Cash Dividend:

Any cash dividends declared by the Issuer which exceed the Contractual Dividend Amount and which have their ex-dividend dates occur at any time from and excluding the Trade Date, to and including the Maturity Date, as reasonably determined in good faith by the Calculation Agent.

Contractual Dividend Amount:	U.S. $0.00 per Share

Extraordinary Events:

Consequences of Merger Events:
(a) Share-for-Share:	Alternative Obligation
(b) Share-for-Combined:	Cancellation and Payment

(c) Share-for-Other:	Cancellation and Payment
Nationalization and Insolvency:	Cancellation and Payment
De-listing:

The Shares cease to be listed on, or quoted by, any of the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market System (or their respective successors) for any reason (other than a Share-for-Share Merger Event in which the New Shares are so listed or traded).

Consequences of De-listing:

Cancellation and Payment; provided that, for purposes of Section 9.7 of the Equity Definitions, the Announcement Date shall be deemed to be the date that the De-listing first occurs (as determined by the Calculation Agent).

2.	Conditions:

(a)           Conditions to Effectiveness. This Confirmation shall become effective upon the satisfaction or waiver of the following condition (the date such condition is satisfied or waived, the “Effective Date”):

The parties hereto shall have executed a Pledge Agreement (the “Pledge Agreement”), and Party B shall have pledged and delivered to Party A or its collateral agent on or prior to the date hereof in the manner specified in the Pledge Agreement a number of Shares at least equal to the Maximum Base Amount as security for Party B’s obligations hereunder, under each Supplemental Confirmation, under the Agreement and under the Pledge Agreement, all as provided in the Pledge Agreement. The Pledge Agreement is a Credit Support Document hereunder and under the Agreement.

(b)          Conditions to Party A’s Payment Obligation. The obligation of Party A to pay the Purchase Price for any Transaction on the Payment Date for such Transaction is subject to the satisfaction of the following conditions:

(i)            The representations and warranties of Party B contained in Section 3 below, in the Agreement and in the Pledge Agreement shall be true and correct as of such Payment Date for such Transaction (it being understood that the representation and warranties contained in the first sentence of Section 3(a)(I)(iv) which by their terms are made as of specific dates need only be true and correct as of such dates).

(ii)           Party B shall have performed all of the covenants and obligations to be performed by it hereunder, under the Agreement and under the Pledge Agreement on or prior to such Payment Date for such Transaction.

3.	Other Provisions:
(a)	Additional Representations and Agreements.

(I)            Party B represents and warrants to and for the benefit of, and agrees with, Party A as follows:

(i)            From the date three months prior to the date hereof until the Trade Date for the Transactions hereunder, neither Party B nor any person who would be considered to be the same “person” (as such term is used in Rule 144(a)(2) under the Securities Act) as Party B has, without the consent of Party A, sold any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares, other than any Transaction under this Agreement. For the purposes of this paragraph, Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares.

(ii)           Party B does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.

(iii)          Party B’s holding period (calculated in accordance with Rule 144(d) under the Securities Act) with respect to the Shares pledged to Party A pursuant to the Pledge Agreement commenced on May 14, 1999.

(iv)          Party B is not on the date hereof or on the Effective Date in possession of material, non-public information concerning the business, operations or prospects of the Issuer. “Material” information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of the Issuer. Party B is entering into this Confirmation and each Transaction hereunder in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other applicable securities laws. Party B has not entered into or altered any hedging transaction(s) or position relating to the Shares corresponding to or offsetting any Transaction hereunder.

(v)           Party B is acting for its own account, and it has made its own independent decision to enter into the Transactions and as to whether the Transactions are appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. Party B is not relying on any communication (written or oral) of Party A or any of its affiliates with respect to the legal, accounting, tax or other implications of this Confirmation or any Supplemental Confirmation and that it has conducted its own analyses of the legal, accounting, tax and other implications hereof and thereof; it being understood that information and explanations related to the terms and conditions of this Confirmation or any Supplemental Confirmation shall not be considered investment advice or a recommendation to enter into this Confirmation or any Supplemental Confirmation. Party B further acknowledges and confirms that it has taken independent tax advice with respect to the Transactions.

(vi)          Party B is entering into this Confirmation with a full understanding of all of the terms and risks hereof (economic and otherwise) and is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transactions. Party B is also capable of assuming (financially and otherwise), and assumes, those risks of the Transactions.

(vii)         Neither Party A nor any of its affiliates is acting as a fiduciary or an advisor for Party B in respect of the Transactions.

(viii)        Party B is an “eligible contract participant”(as such term is defined in Section 1(a)(12) of the Commodity Exchange Act, as amended).

(ix)          Party B is (A) an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3), (7) or (8) under the Securities Act, (B) is entering into the Transactions for its own account and not with a view to distribution and (C) understands and acknowledges that the Transactions have not and will not be registered under the Securities Act. Party B is a “qualified investor” within the meaning of Section 3(a)(54) of the Exchange Act.

(x)           Delivery of Shares by Party B pursuant to this Confirmation and each Supplemental Confirmation will pass to Party A title to such Shares (or security entitlements) free and clear of any liens, except for those created pursuant to the Pledge Agreement.

(xi)         Party B owns (as such term is used in Rule 16c-4 under the Exchange Act) a number of Shares (including the Shares pledged to Party A pursuant to the Pledge Agreement), after subtracting the number of Shares to which any put equivalent positions (as defined in Rule 16a-1(h) under the Exchange Act) have been established or are maintained by Party B (other than any put equivalent position established as a result of this transaction), at least equal to the Maximum Base Amount.

(xii)         To Party B’s knowledge, none of the transactions contemplated herein will violate any corporate policy of the Issuer or other rules or regulations of the Issuer known and applicable to Party B or its affiliates, including, but not limited to, the Issuer’s window period policy.

(xiii)        Party B has, on or prior to the date hereof, transmitted for filing with the Securities and Exchange Commission (the “SEC”) a Form 144 with respect to the Transactions, and has filed any amendments thereto necessary pursuant to Rule 144 or any related interpretations of the SEC. Party B promptly will provide Party A with a copy of all such filings.

(xiv)        Party B has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of Shares that Party A or an affiliate of Party A effects in establishing Party A’s Initial Hedge with respect to any Transaction.

(xv)         Except as provided herein, Party B has not made, will not make, and has not arranged for, any payment to any person in connection with any sales of Shares that Party A or an affiliate of Party A effects in establishing Party A’s Initial Hedge with respect to any Transaction.

(xvi)        Party B agrees that Party B shall not enter into or alter any hedging transaction or position relating to the Shares corresponding to or offsetting any Transaction.

(xvii)            Party B agrees to notify Party A as soon as practicable if at any time during the Plan Effectiveness Period Party B becomes aware of any legal, contractual or regulatory restrictions that is applicable to Party B or Party B’s affiliates that would prohibit sales, pledges or transfers of Shares by Party B (other than any such restriction relating to Party B’s possession or alleged possession of material nonpublic information relating to the Issuer or its securities). Such notice shall be directed to Richard Konefal at (212) 583-8065 and shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restrictions or its applicability to Party B. In any event, Party B shall not communicate any material nonpublic information relating to the Issuer or its securities to Party A or any of Party A’s affiliates.

(xviii)      With respect to each Transaction, Party B (A) has not sold any Shares pursuant to an effective registration statement under which Party B is listed as a selling securityholder at any time during the fifteen (15) Exchange Business Days prior to or following the Effective Date, and shall not make any such sales of Shares at any time during the fifteen (15) Exchange Business Days prior to or following the Maturity Date and (B) has not exercised any rights under any registration rights agreement to cause a registration statement under which Party B is (or will be) listed as a selling securityholder to be filed with respect to any Shares at any time during the fifteen (15) Exchange Business Days prior to or following Trade Date and shall not exercise any such rights, or cause any such registration statement to be filed, at any time during the fifteen (15) Exchange Business Days prior to or following the Maturity Date. For purposes of this paragraph only, “Maturity Date” shall include any other date of early termination or unwind of the Transaction in whole or in part.

(II)          The parties intend that, for each Transaction, this Confirmation constitutes a “Preliminary Agreement” and, upon execution of the Supplemental Confirmation for such Transaction, a “Final Agreement,” both as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the Securities and Exchange Commission staff (the “Staff”) to which the Staff responded in an interpretive letter dated December 20, 1999.

(b)           Additional Termination Events: The following shall be an Additional Termination Event with respect to which Party B is the sole Affected Party and the Transactions hereunder shall be the sole Affected Transactions, provided however, notwithstanding anything to the contrary in Section 6(b)(i) of the Agreement, Party A shall, promptly upon becoming aware of the Additional Termination Event, notify Party B of such Additional Termination Event and shall give such information to Party B regarding such Additional Termination Event as Party B may reasonably require:

A Hedging Disruption Event shall have occurred. “Hedging Disruption Event” means, with respect to Party A as determined in its reasonable good faith judgement, the inability, due to market illiquidity, Illegality (as defined in the Agreement, but with respect to Party A’s hedging activities relating to any Transaction), lack of hedging transactions, credit worthy market participants or otherwise, of establishing, re-establishing or maintaining any transactions necessary in the ordinary course of Party A’s business to hedge, directly or indirectly, the equity price risk of entering into and performing under any Transaction, including the event that at any time Party A concludes that it or any of its affiliates are unable to establish, re-establish or maintain a full hedge of its position in respect of any Transaction through share borrowing arrangements at a rate equal to or less than 400 basis points per annum (the “Maximum Stock Loan Rate”), provided that, in the event that Party A’s hedging costs exceed 37.5 basis points per annum (the “Initial Stock Loan Rate”) but do not exceed 400 basis points per annum, Party A may require that Party B pay Party A an amount corresponding to the increase to Party A’s hedging costs, as reasonably determined in good faith by Party A. In the event that Party A’s stock loan rate exceeds the Maximum Stock Loan Rate, Party A may give notice to Party B that it elects to terminate such Transaction, specifying the date of such termination, which may be the same day that the notice of termination is effective, provided, however, that if Party B can arrange a source of stock borrow acceptable to Party A at a rate less than or equal to the Initial Stock Loan Rate, then no Hedging Disruption Event shall have occurred.

(c)           Additional Events of Default. It shall be an Event of Default under the Agreement with respect to Party B if a Collateral Event of Default, as defined in the Pledge Agreement, shall have occurred.

(d)          Amendments. The following amendments shall be made to the Equity Definitions:

(i)            The first paragraph of Section 9.1(c) of the Equity Definitions is hereby amended to read as follows: ‘(c) If “Calculation Agent Adjustment” is specified as the method of adjustment in the Confirmation of a Share Option Transaction, then following any Potential Adjustment Event, the Calculation Agent will determine reasonably in good faith whether such Potential Adjustment Event has a material effect on the theoretical value of the relevant Shares or Options and, if so, may in its reasonable good faith judgment make appropriate adjustments to any one or more of any Base Amount, any Settlement Ratio, the Cap Price, the Floor Price, the Cash Settlement Amount, any Settlement Price and any other variable relevant to the exercise, settlement or payment terms of such Transaction”, and the sentence immediately preceding Section 9.1(c)(ii) is hereby amended by deleting the words “diluting or concentrative”.

(ii)           Section 9.1(e) of the Equity Definitions shall be amended to add the new following subsection (vii): “(vii) any tender offer with respect to the Shares and is not a Merger Event as defined in Section 9.2 of the Equity Definitions and is deemed to be material in the reasonable good faith determination of the Calculation Agent”.

(iii) Section 9.1(e)(v) of the Equity Definitions is hereby deleted in its entirety and replaced with the following: “(v) a repurchase by the Issuer in one transaction of more than 10% of the Shares outstanding whether out of profits or capital and whether the consideration for such repurchase is cash, securities, or otherwise; or”

(iv)          Section 9.1(e)(vi) of the Equity Definitions is hereby amended by deleting the words “other similar” between “any” and “event” and replacing it with the word “corporate” deleting the words “diluting or concentrative” and replacing them with “material” and adding the following words at the end of the sentence “or options on the Shares”.

(v)           Section 9.6 (a)(ii) of the Equity Definitions is hereby amended by (A) inserting into the first line thereof the reference “(1)” after the word “means”, (B) deleting the period at the end of subsection (ii) thereof and inserting the following words in its place: “or (2) at Party A’s option, the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Master Agreement with respect to that Issuer.”

(vi)          The first paragraph of Section 9.7(b) of the Equity Definitions is hereby amended by (A) deleting from the second sentence thereof the words “after that date” between the words “that would have been required” and “but for the occurrence of the Option Value Event” and by (B) deleting the period at the end of subsection (iii) thereof and inserting the following words therefor “ and (iv) a term equal to the number of days from the Announcement Date through and including the Maturity Date”.

(vii)         The definition of “Option Value Event” set forth in Section 9.7(c)(i) of the Equity Definitions is hereby amended by (A) deleting from the first line thereof the word “or” after the word “Nationalization” and inserting a comma in place of such word “or”, and (B) inserting into the second line thereof the words “or the De-Listing” after the word “Insolvency”.

(viii) Section 9.1 (e)(iii) of the Equity Definitions is hereby deleted and replaced with the following “an extraordinary dividend, other than an Extraordinary Cash Dividend;”

(e)           Indemnity. In the event that Party A or any of its affiliates becomes involved in any capacity in any action, proceeding or investigation brought by any person in connection with any tax, regulatory or accounting position taken by Party B in connection with the Agreement, this Confirmation, any Supplemental Confirmation or the Pledge Agreement, Party B shall reimburse Party A or such affiliate for its reasonable legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith within 30 days of receipt of notice of such expenses and reasonably supporting documentation, and shall indemnify and hold Party A or such affiliate harmless on an after-tax basis against any losses, claims, damages or liabilities to which Party A or such affiliate may become subject in connection with any such action, proceeding or investigation. Notwithstanding the foregoing, such obligation to hold harmless shall not apply to any action, proceeding, or investigation which is finally determined as having resulted from Party A’s negligence, willful misconduct, or breach of the Agreement, this Confirmation, any Supplemental Confirmation or the Pledge Agreement. The reimbursement and indemnity obligations of Party B under this Section shall be in addition to any liability that Party B may otherwise have, shall extend upon the same terms and conditions to the partners, directors, officers, agents, employees and controlling persons (if any), as the case may be, of Party A and its affiliates and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of Party B, Party A, any such affiliate and any such person. Party B also agrees that neither Party A nor any of such affiliates, partners, directors, officers, agents, employees or controlling persons shall have any liability to Party B for or in connection with any matter referred to in the Agreement, this Confirmation, any Supplemental Confirmation or the Pledge Agreement except to the extent that any losses, claims, damages, liabilities or expenses incurred by Party B result from the negligence or bad faith of Party A or a breach by Party A of any of its covenants or obligations hereunder. The foregoing provisions shall survive any termination or completion of the Transactions.

(f)            Confidentiality. Except as required by law or judicial or administrative process, or as requested by a regulatory authority or self-regulatory organization, each party hereto agrees to keep this Agreement, each Supplemental Confirmation and the Pledge Agreement and the transactions contemplated hereby and thereby confidential. In the event disclosure is permitted pursuant to the preceding sentence, the disclosing party shall (i) provide prior notice of such disclosure to the other party, (ii) use reasonable efforts to minimize the extent of such disclosure and (iii) comply with all reasonable requests of the other party to minimize the extent of such disclosure. Notwithstanding the foregoing, effective from the date of commencement of discussions concerning the Transactions, Party B and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to Party B relating to such tax treatment and tax structure.

(g)           Termination and Liquidation. The parties hereto agree and acknowledge that Party A is a “financial institution” within the meaning of Section 101(22) of Title 11 of the United States Code (the “Bankruptcy Code”). The parties hereto further agree and acknowledge that this Agreement is a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, and Party A is entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 546(e) and 555 of the Bankruptcy Code.

(h)           Certain Authorized Transfers. Upon consent of Party B, which consent shall not be unreasonably withheld (provided that the creditworthiness of the assignee is equal to or greater than that of Party A), Party A may transfer or assign its rights and obligations hereunder, under the Agreement, under any Supplemental Confirmation and under the Pledge Agreement, in whole or in part, to (A) any of its affiliates or (B) any entities sponsored or organized by, or on behalf of or for the benefit of, Party A.

(i)            Designation by Party A. Party A (the “Designator”) may designate any of its affiliates (the “Designee”) to deliver or take delivery, as the case may be, and otherwise perform its obligations to deliver or take delivery of, as the case may be, any Shares in respect of any Transaction, and the Designee may assume such obligations. Such designation shall not relieve the Designator of any of its obligations hereunder. Notwithstanding the previous sentence, if the Designee shall have performed the obligations of the Designator hereunder, then the Designator shall be discharged of its obligations to Party B to the extent of such performance.

(j)            Payments on Early Termination. For the purposes of the Transactions, Second Method and Loss shall apply. Upon the occurrence or effective designation of an Early Termination Date occurring as a result of an Event of Default or a Termination Event with respect to which any Transaction hereunder is an Affected Transaction, if Party B would owe any amounts to Party A pursuant to Section 6(e) of the Agreement (determined as if such Transaction were the only Transaction under the Agreement), then, except to the extent that Party A proceeds to realize pursuant to clause (ii) of paragraph 7(a) of the Pledge Agreement upon collateral pledged under the Pledge Agreement and to apply the proceeds of such realization as provided in the second clause of paragraph 7(d) thereof:

(i)            on such Early Termination Date, in lieu of any payment or delivery required by Section 6(e) of the Agreement (as so determined), Party B shall deliver to Party A a number of Free Shares equal to the quotient obtained by dividing (A) the amount that would be payable pursuant to Section 6(e) of the Agreement (as so determined) were it not for this sentence, by (B) the market value of the Shares at the time of such delivery (which for the avoidance of doubt shall mean the quoted price on the Exchange at the time of delivery, or if such Shares are not quoted on an Exchange, the price as reasonably determined in good faith by the Calculation Agent), as reasonably determined by the Calculation Agent; and

(ii)           for purposes of determining any Loss under Section 6(e) of the Agreement in respect of any other Transactions under the Agreement, the Transactions hereunder shall be deemed not to be a Transaction under the Agreement; provided that, for the avoidance of doubt, if Party B fails to deliver Free Shares pursuant to clause (i) above at the time required, then the Transactions hereunder (including such delivery obligation) shall be included for the purpose of determining Party A’s Loss for all Transactions (including the Transactions hereunder) under the Agreement.

(k)           Specified Transaction. For purposes of the Agreement, “Specified Transaction” shall also include any transaction with respect to the forward sale or delivery of any security.

(l)            Cross Default. The “Cross Default” provisions of Section 5(a)(vi) of the Agreement will not apply to Party A and will apply to Party B, and for such purpose “Specified Indebtedness” will not have the meaning specified in Section 14 thereof, and such definition shall be replaced by the following: “any obligation in respect of the payment of moneys (whether present or future, contingent or otherwise, as principal or surety or otherwise), except that such term shall not include obligations in respect of deposits received in the ordinary course of a party’s banking business”, and the “Threshold Amount” in relation to Party B shall be U.S. $25 million.

(m)          Netting and Set-off. (A) If on any date cash would otherwise be payable or Shares or other property would otherwise be deliverable hereunder or pursuant to the Agreement, any Supplemental Confirmation or the Pledge Agreement by Party A to Party B and by Party B to Party A and the type of property required to be paid or delivered by each such party on such date is the same, then, on such date, each such party’s obligation to make such payment or delivery will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable or deliverable by one such party exceeds the aggregate amount that would otherwise have been payable or deliverable by the other such party, replaced by an obligation of the party by whom the larger aggregate amount would have been payable or deliverable to pay or deliver to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

(B)          In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise, upon the occurrence of an Early Termination Date, Party A shall have the right to terminate, liquidate and otherwise close out any Transaction hereunder, all other Transactions contemplated by the Agreement, each Supplemental Confirmation and the Pledge Agreement pursuant to the terms hereof and thereof, and to set off any obligation that Party A or any affiliate of Party A may have to Party B, including without limitation any obligation to make any release, delivery or payment to Party B pursuant to the Pledge Agreement, against any right Party A or any of its affiliates may have against Party B, including without limitation any right to receive a payment or delivery pursuant to any provision of the Agreement or hereunder. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of the same type, such obligation and right shall be set off in kind. In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of any other type, the value of each of such obligation and such right shall be reasonably determined in good faith by the Calculation Agent and the result of such set-off shall be that the net obligor shall pay or deliver to the other party an amount of cash or assets, at the net obligor’s option, with a value (reasonably determined in good faith, in the case of a delivery of assets, by the Calculation Agent) equal to that of the net obligation. In determining the value of any obligation to release or deliver Shares or any right to receive Shares, the value at any time of such obligation or right shall be reasonably determined in good faith by reference to the market value of the Shares at such time (which for the avoidance of doubt shall mean the quoted price on the Exchange at the time of delivery, or if such Shares are not quoted on an Exchange, the price as determined by the Calculation Agent), as reasonably determined in good faith by the Calculation Agent. If an obligation or right is unascertained at the time of any such set-off, the Calculation Agent may in good faith reasonably estimate the amount or value of such obligation or right, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained.

(n)           Governing Law. This Confirmation shall be governed by the laws of The State of New York without reference to the choice of law rules thereof. The parties hereto irrevocably submit to the non-exclusive jurisdiction of the Federal and state courts located in the Borough of Manhattan, in the City of New York in any suit or proceeding arising out of or relating to this Confirmation or the transactions contemplated hereby.

(o)           WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS CONFIRMATION OR ANY TRANSACTION CONTEMPLATED HEREBY.

(p)           Amendment or Waiver. Notwithstanding anything to the contrary in the Agreement, any amendment or waiver of any provision of this Confirmation or any Supplemental Confirmation must be effected in accordance with the requirements for the amendment of a “plan” as defined in Rule 10b5-1(c) under the Exchange Act. Any such amendment or waiver shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws. Party B agrees that he/she/it will not modify this Confirmation or any Supplemental Confirmation at any time that he/she/it is aware of any material non-public information about the Issuer and/or the Shares.

(q)           Binding Contract. (i) As a condition to the execution of Party A’s Initial Hedge, Party B accepts and agrees to be bound by the contractual terms and conditions as set forth in any Supplemental Confirmation. Upon receipt of any Supplemental Confirmation, Party B shall promptly execute and return such Supplemental Confirmation to Party A; provided that Party B’s failure to so execute and return any Supplemental Confirmation shall not affect the binding nature of such Supplemental Confirmation, and the terms set forth therein shall be binding on Party B to the same extent, and with the same force and effect, as if Party B had executed a written version of such Supplemental Confirmation, provided the terms are consistent with the Hedge Execution Plan.

(ii)           Each of Party B and Party A agrees and acknowledges that (i) any Transaction to be entered into pursuant to this Confirmation and the Supplemental Confirmation relating to such Transaction will be entered into in reliance on the fact that this Confirmation and such Supplemental Confirmation form a single agreement between Party B and Party A, and Party A would not otherwise enter into such Transaction, (ii) this Confirmation, as supplemented by any Supplemental Confirmation, is a “qualified financial contract”, as such term is defined in Section 5-701(b)(2) of the General Obligations Law of New York (the “General Obligations Law”); (iii) any Supplemental Confirmation, regardless of whether such Supplemental Confirmation is transmitted electronically or otherwise, constitutes a “confirmation in writing sufficient to indicate that a contract has been made between the parties” hereto, as set forth in Section 5-701(b)(3)(b) of the General Obligations Law; and (iv) this Confirmation constitutes a prior “written contract”, as set forth in Section 5-701(b)(1)(b) of the General Obligations Law, and each party hereto intends and agrees to be bound by this Confirmation, as supplemented by any Supplemental Confirmation.

(iii)          Party B and Party A further agree and acknowledge that this Confirmation, as supplemented by any Supplemental Confirmation, constitutes a contract “for the sale or purchase of a security”, as set forth in Section 8-113 of the Uniform Commercial Code of New York.

(r)             Party A is associated with a NYSE specialist firm which may make a market in the Shares that are the subject of this Confirmation. The specialist firm may at any time have a “long” or “short” inventory position in such Shares and, as a result of its function as a market maker, the specialist firm may be on the opposite side of transactions in the Shares executed on the Floor of the NYSE.

4.	Notice and Account Details.
(a)	Telephone, Telex and/or Facsimile Numbers and Contact Details for Notices:

Address for notices or communications to Party A:

Bank of America, N.A.

c/o Banc of America Securities LLC

Equity Financial Products

9 West 57th Street, 40th Floor

New York, NY 10019

Telephone No.:	212-583-8373
Facsimile No.:	212-230-8610

Address for notices or communications to Party B:

RH Financial Corporation

800 Market Street, Suite 2900

St. Louis, MO 63101

Attention: Charles G. Huber, Jr.

Telephone: 314-877-7099

(b)	Account Details:

Account Details of Party A:

Pay to:	Bank of America, N.A.

San Francisco, CA

SWIFT: BOFAUS65

Bank Routing: 121-000-358

Account Name: Bank of America

Account No. : 12333-34172

Account Details of Party B:

To be advised

5.	Offices.

Party A: Charlotte

Party B: Inapplicable

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours sincerely, BANK OF AMERICA, N.A.

By:	/s/ Robert J. Dilworth
	Name:	Robert J. Dilworth
	Title:	Principal

RH FINANCIAL CORPORATION

By:	/s/ Scott Monette
Name:
Title:

Annex A

[Form of Supplemental Confirmation]

SUPPLEMENTAL CONFIRMATION

Date: __________________

To: RH Financial Corporation

Facsimile Number: __________________

Attention: __________________

From: Bank of America, N.A. (“Party A”)

Facsimile Number: __________________

The purpose of this communication (this “Supplemental Confirmation”) is to set forth the terms and conditions of the Transaction entered into on the Trade Date specified below between you and us. This Supplemental Confirmation supplements, forms a part of, and is subject to the letter agreement dated as of March 22, 2006 (the “Confirmation”) between you and us.

1.             The definitions and provisions contained in the Equity Definitions and in the Confirmation are incorporated into this Supplemental Confirmation. In the event of any inconsistency between the Equity Definitions and provisions and this Supplemental Confirmation, this Supplemental Confirmation will govern.

2.             All provisions contained in the Agreement (as modified and as defined in the Confirmation) shall govern this Supplemental Confirmation except as expressly modified below.

3.             The parties intend that the Confirmation, as supplemented by this Supplemental Confirmation, constitutes a “Final Agreement” as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan. L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the “Staff”) to which the Staff responded in an interpretive letter dated December 20, 1999.

4.             The terms of the particular Transaction to which this Supplemental Confirmation relates are as follows:

Reference Number: NY - ______________________

Trade Date: __________________

Initial Price: __________________

Floor Price: __________________

Cap Price: __________________

Maturity Date	Base Amount
[ ]	[ ]

[ ]	[ ]
[ ]	[ ]
Purchase Price: U.S. $__________________

Payment Date: __________________

Yours sincerely, BANK OF AMERICA, N.A.

By:
Name:
Title:

Receipt confirmed: RH FINANCIAL CORPORATION

By:
Name:
Title:

Annex B

HEDGE EXECUTION PLAN

This Hedge Execution Plan (this “Plan”) supplements, forms part of and is subject to the letter agreement dated as of March 22, 2006 (the “Confirmation”) between Bank of America, N.A. (“Party A”) and RH Financial Corporation (“Party B”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Confirmation.

At any time and from time to time during the Plan Effectiveness Period, Party A (or an affiliate of Party A) shall establish Party A’s Initial Hedge for the Transactions, with respect to up to a number of Shares equal to the Maximum Base Amount, in accordance with the following conditions:

(a)          Party A shall not sell any Shares in respect of any Transaction at a price below $*** per Share, as adjusted by the Calculation Agent in a manner consistent with Calculation Agent Adjustment (the “Minimum Sale Price”). Notwithstanding the Minimum Sale Price, Shares repurchased by Party A in establishing Party A’s Initial Hedge may be repurchased by Party A at any price, in its sole discretion.

(b)         If the price per Share on the Exchange is less than the Minimum Sale Price, Party A shall suspend sales in connection with establishing Party A’s Initial Hedge for any Transaction until such price is equal to or greater than the Minimum Sale Price.

Except as provided in this Plan, how, when or whether Party A or any of its affiliates effects any sale of Shares, and the price at which Party A or such affiliate effects any such sale, shall be in Party A’s reasonable good faith judgment, provided that Party A shall use principles of best execution. Party B agrees that Party A shall have no responsibility to Party B of any kind with respect to the price at which Party A effects any sale in compliance with this Plan.

Party A’s Initial Hedge shall be established without any consultation with Party B. Without limiting the generality of the foregoing, from the date of the Confirmation to the Trade Date for the final Transaction thereunder, Party B agrees that Party B and its affiliates, employees, agents and representatives shall not communicate with Party A or any of Party A’s affiliates, employees, agents or representatives in any way regarding the Issuer, the Shares, the Transaction or Party A’s hedging activities relating thereto. The parties further agree that subsequent to the date of the Confirmation, Party B may not exercise any influence over how, when or whether Party A effects sales or purchases in connection with Party A’s hedging activities.

The parties intend that the Confirmation, as supplemented by this Plan, shall constitute a binding contract or instruction satisfying the requirements of Rule 10b5-1(c) under the Exchange Act.

[*** Indicates portions of this exhibit that have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.]